Erik Nelson, Sr. Securities Counsel
Allianz Investment Management LLC
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone: (763) 765-7453

February 16, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549

Re: Post-Effective Amendment No. 6 to Registration Statement on Form N-1A Allianz Variable Insurance Products Fund of Funds Trust
      File Nos. 333-119867 and 811-21624
      Accession # 0001301708-10-000001

Dear Sir/Madam:

On February 3, 2010, the above-referenced Post Effective Amendment was filed via Edgar pursuant to Rule 485A. The purpose of this filing was to add disclosure to the prospectus and SAI describing the availability of a new investment option being added to the trust and to add summary prospectus disclosure pursuant to Rule 498. However, in error, the series and class id information for the new investment option was not included. We are hereby requesting withdrawal of the previously accepted filing under Form Type AW. The above-referenced Post Effective Amendment was resubmitted on February 4, 2010 pursuant to Rule 485A and included the applicable series and class id information for the new investment option.

If you have any questions or comments, please feel free to contact the undersigned.

Sincerely,

Allianz Variable Insurance Products Fund of Funds Trust



By:  /s/ Erik Nelson
     ______________________________________________